1061 Cliff Dawson Road Watkinsville, Georgia 30677	Toll Free 800 222 7636 Tel (706) 583 5144 Fax (706) 353 9832

January 25, 2012

FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Stadion Investment Trust (the “Trust”), on behalf of its series, Stadion Olympus Fund (formerly Stadion International Fund) (the “Fund”)
File Nos. 811-21317; 333-103714
Response to Staff’s Comments on Post-Effective Amendment No. 24

Ladies and Gentlemen:

Mr. Vincent DiStefano of the staff of the Securities and Exchange Commission (the “Commission”) recently contacted us by telephone to provide comments on Post-Effective Amendment No. 24 to the Trust’s registration statement on Form N-1A (the “Amendment”).  The following are the comments provided and the Trust’s response to each:

PROSPECTUS

1.          Include the ticker symbol for each class of shares of the Fund on the cover page of the Prospectus.

RESPONSE:  The ticker symbol for each class of the Fund will be added to the cover page of the Prospectus.  The Fund has not yet obtained its ticker symbols.

2.          Explain supplementally why the estimated amounts for “Other Expenses” in the Annual Fund Operating Expenses table in the Risk/Return Summary vary so much among the three classes of shares.

RESPONSE:  The variances in “Other Expenses” estimated among the three classes of shares of the Fund are due to the different levels of assets projected for each class of shares at the end of the first year of operations.  The asset projections for Class C and Class I are significantly lower than the projection for Class A.

3.          Confirm that the Expense Limitation Agreement referenced in footnote (3) to the Annual Fund Operating Expenses table in the Risk/Return Summary is a contractual agreement.

RESPONSE:  It is a contractual agreement.

4.          If the Fund’s name contains the term “International,” the Fund must represent that, as a principal investment strategy, it will invest under normal circumstances in at least three countries other than the U.S. and at least 40% of its net assets in non-U.S. securities.

RESPONSE:  The Fund has changed its name to the Stadion Olympus Fund so that it does not contain the term “International.”

5.          Disclose any limitations or guidelines with respect to fixed-income Indexed Investments in which the Fund may invest, such as maturity or quality restrictions, and disclose any capitalization restrictions on the size of equity securities in the portfolios of the equity Indexed Investments in which the Fund may invest.

RESPONSE:  The following disclosure has been added to the fifth paragraph of the Principal Investment Strategies section of the Risk/Return Summary:

“The Olympus Fund may invest in Indexed Investments tracking equity markets or market sectors with portfolios comprised of domestic or foreign companies in any sector of any size.  The Fund may invest in fixed-income Indexed Investments with portfolios comprised of domestic or foreign corporate and/or government bonds issued by any size company, municipality or government body in any sector of any maturity or yield, provided that corporate debt obligations are “investment grade” securities rated in one of the four highest rating categories by one or more nationally recognized rating agencies or, if not so rated, are of equivalent quality in the opinion of the Advisor.”

6.          Revise the disclosure in the Principal Risks section of the Risk/Return Summary, under the caption “Risks Related to ETF NAV and Market Price” to reflect the risks presented by illiquidity and pricing issues in a volatile market.

RESPONSE:  The following disclosure has been added under the caption “Risks Related to ETF NAV and Market Price” in the Principal Risks section of the Risk/Return Summary:

“Investments in shares of ETFs and similar investments involve risks generally associated with investments in common stocks, including the risk that the general level of stock prices, or that the prices of stocks within a particular sector, may increase or decline, thereby affecting the value of the shares of the ETFs held by the Fund.  Such investments also involve the risks that: (1) an active trading market for shares may not develop or be maintained; (2) an ETF’s share price may not track its specified market index and may trade below its net asset value; and (3) ETFs in which the Fund invests generally are not actively managed and do not attempt to take defensive positions in volatile or declining markets.”

7.          Include the disclosure required by Item 4(b)(2)(i) of Form N-1A.

RESPONSE:  The following disclosure has been added to the Performance Summary section of the Risk/Return Summary:

“After the Fund has returns for a full calendar year, this Prospectus will be updated to provide performance information which will give some indication of the risks of an investment in the Fund by comparing the Fund’s performance with a broad measure of market performance.  How the Fund has performed in the past (before and after taxes) is not an indication of how it will perform in the future.  Updated performance information, current through the most recent month end, is available on the Fund’s website at www.stadionfunds.com or by calling 1-866-383-7636.”

8.          Disclose the length of service of each of the Fund’s portfolio managers in accordance with Item 5(b) of Form N-1A.

RESPONSE:  A column has been added to the table of portfolio managers in the Management of the Fund section of the Risk/Return Summary titled “Length of Service to the Fund” indicating that each portfolio manager has served in this capacity since the Fund’s inception.

9.          In the section titled “Additional Information About the Fund’s Investment Objectives, Investment Strategies and Risks,” it is disclosed that the Fund has the flexibility to invest in individual equity securities and other types of securities when the Advisor believes they offer more attractive opportunities.  Is this a principal strategy of the Fund?  If so, it should be moved to the Principal Investment Strategies section of the Risk/Return Summary.

RESPONSE:  Investing in individual equity securities and other types of securities is not a principal strategy of the Fund.

10.        The first sentence of the first paragraph of the section Pricing of Shares states that the price of Fund shares purchased or redeemed is based on the next calculation of the Fund’s net asset value “after an order is received in proper form by the Fund.”  Define “proper form.”

RESPONSE:  The following disclosure has been added as the second paragraph of the section Pricing of Shares in order to define “proper form”:

“An order is considered to be in proper form if it is complete and contains all necessary information to process the order, is accompanied by payment in full of the purchase amount, and is delivered in an approved manner as set forth in this Prospectus.”

11.        In the second paragraph of the section Pricing of Shares, it is disclosed that securities and assets for which market quotations are not readily available or which cannot be accurately valued using the Fund’s normal pricing procedures are “valued at fair value as determined in good faith under policies approved by the Trustees.”  Revise the disclosure to indicate by whom such securities are valued.  If they are valued by the Fund’s investment adviser, has the Board delegated its authority to do so to the investment adviser?

RESPONSE:  The sixth sentence in the second paragraph of the section Pricing of Shares has been revised as follows (new text is underlined):

“Securities and assets for which market quotations are not readily available or which cannot be accurately valued using the Fund’s normal pricing procedures are valued by the Trust’s Fair Value Pricing Committee at fair value as determined in good faith under policies approved by the Trustees.”

STATEMENT OF ADDITIONAL INFORMATION

12.        In the section Investment Limitations, clarify that revenue bonds tied to a particular industry will be grouped with securities of issuers in that industry for the purposes of the Fund’s fundamental investment limitation on industry concentration.

RESPONSE:  The following disclosure has been added to the section Investment Limitations:

“If the Fund invests in a revenue bond tied to a particular industry, the Fund will consider such investment to be issued by a member of the industry to which the revenue bond is tied.”

13.        In the section Investment Limitations, disclose that the Fund will reduce its borrowings within 3 days, excluding Sundays and holidays, in the event such borrowings exceed the amount permitted by the Fund’s fundamental investment limitation on borrowing.

RESPONSE:  The following disclosure has been added to the penultimate paragraph of the Investment Limitations section:

“…and the Fund will, to the extent necessary, reduce its existing borrowings (within 3 days, excluding Sundays and holidays) to comply with the provisions of the 1940 Act.”

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We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3418 if you have any questions.

Very truly yours,

/s/ Tina H. Bloom

Tina H. Bloom
Secretary

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